Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April  6, 2009 and the Prospectus Supplement dated April 6, 2009 — No. 217

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $5,000,000 1.00% Exchangeable Basket-Linked Notes due October 2016 (Linked to a Basket of Two Common Stocks)

The exchangeable basket-linked notes offered by this prospectus supplement, which we refer to as the offered notes, will pay periodic interest at a rate of 1.00% per annum every April 29 and October 29 of each year, commencing on April 29, 2010 and ending on the stated maturity date. The offered notes are linked to the performance of a weighted basket of two common stocks, Time Warner Cable Inc. and Time Warner Inc., which we refer to as the basket stocks, as measured from the trade date (October 22, 2009) to the determination date (October 24, 2016, subject to postponement). Unless we exercise our call right, on the stated maturity date (October 29, 2016, subject to postponement), we will exchange each of your notes for an amount in cash equal to (i) the face amount of your notes or (ii) if the exchange value is greater than the face amount of your notes plus accrued but unpaid interest to the stated maturity date, the exchange value.

Issuer: The Goldman Sachs Group, Inc.

Face amount: for each note, $1,000; $5,000,000 in the aggregate for all the offered notes

Basket stocks and basket stock issuers: the common stocks of Time Warner Cable Inc. (TWC UN) and Time Warner Inc. (TWX UN)

Percentage weight of the basket stocks: with respect to Time Warner Cable Inc., 25%; with respect to Time Warner Inc., 75%

Trade date: October 22, 2009

Stated maturity date: October 29, 2016, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-8

Determination date: October 24, 2016, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-8

Interest rate (coupon): 1.00% per annum

Interest payment dates: April 29 and October 29 of each year, commencing on April 29, 2010 and ending on the stated maturity date

Regular record dates: for the interest payment days specified above, five business days before each interest payment date

Principal amount: unless we exercise our call right, on the stated maturity date, we will exchange each of your notes for an amount in cash equal to (i) the face amount of the notes or (ii) if the exchange value is greater than the face amount of your notes plus accrued but unpaid interest to the stated maturity date, the exchange value

Exchange value: the product of the exchange rate times the basket price as of (i) the determination date, for purposes of payment on the stated maturity date or (ii) the call notice date, for purposes of our call right

Exchange rate: 8.4904 per each $1,000 face amount

Issuer’s call right: we may, upon notice, redeem the offered notes in whole, but not in part, at any time after October 29, 2012, for the greater of (i) cash in an amount equal to the face amount plus accrued and unpaid interest to the call date, if any, and (ii) cash in an amount equal to the exchange value

Initial basket price: $100

Basket price: on any trading day, the sum of the products of the closing price of each basket stock on that trading day times its corresponding weighting multiplier

Weighting multiplier: for each basket stock, the quotient of (1) the product of the initial basket price times the percentage weight of the basket stock, divided by (2) the initial basket stock price, subject to anti-dilution adjustments

Listing: the offered notes will not be listed on any securities exchange or quotation system

Business day: as described on page S-16

Trading day: as described on page S-16

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UEZ0

ISIN no.: US38143UEZ03

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Specific Terms of Your Notes” on page S-7.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-2 so that you may better understand those risks.

Original issue date (settlement date): October 29, 2009

Original issue price: 100% of the face amount

Underwriting discount: 0.40% of the face amount

Net proceeds to the issuer: 99.60% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in the offered notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated October 22, 2009.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket stocks, i.e., the stocks comprising the basket to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes In Market Conditions Or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. The following factors, many of which are beyond our control, will influence the value of your notes:

•	the basket price, which depends on the market price of each basket stock;

•	the correlation in the performance of each basket stock;

•	the volatility (i.e., the frequency and magnitude of changes) in the market price of each basket stock;

•	the dividend rate on each basket stock;

•

economic, financial, regulatory, political, military and other events that affect stock markets generally and the respective market segments of which each basket stock is a part, and which may affect the market price of each basket stock;

•	interest and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the basket based on the historical performance of each basket stock.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Basket Stocks

The calculation agent will calculate the basket price by reference to the prices of the basket stocks without taking account of the value of dividends paid on those basket stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the basket stocks and received the dividends paid on those basket stocks. You will not receive any dividends that may be paid on the basket stocks by their basket stock issuers. See “— You Will Not Have Any Shareholder Rights and Will Not Have Any Rights to Receive Stock” below for additional information.

Your Notes Bear a Low Rate of Periodic Interest

The interest rate that your notes bear is below the prevailing market rate for our debt securities that are not indexed to stock. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at the prevailing market rate. Moreover, under applicable United States tax law as described under “Supplemental Discussion of Federal Income Tax Consequences” below, you will have to pay tax on deemed interest amounts even though your notes bear a low rate of periodic interest.

The Lower Performance of One Basket Stock May Offset an Increase in the Other Basket Stock

The basket is composed of two different basket stocks. Declines in the market price of one basket stock may offset increases in the market price of the other basket stock. As a result, the return on the basket — and thus on your notes, excluding the periodic interest payments — may be zero, even though one of the basket stocks may have positive returns.

If the Basket Price Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the basket stocks. Changes in the market prices of the basket stocks may not result in a comparable change in the market value of your notes.

You Will Not Have Any Shareholder Rights and Will Not Have Any Rights to Receive Stock

Investing in your notes will not make you a holder of the basket stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the basket stocks. You will have no right to receive any shares of the basket stocks.

We Can Redeem Your Notes at Our Option

After October 29, 2012, we will be permitted to redeem your notes at our option, provided that we give notice to the holder of the notes and the trustee not less than 5 nor more than 15 business days before the applicable call date, subject to postponement as described under “Specific Terms of Your Notes — Our Call Right” below. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes.

Trading and Other Transactions by Goldman Sachs in the Basket Stocks May Impair the Market Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates have hedged or expect to hedge our obligations under the offered notes by purchasing either or both of the basket stocks, and perhaps listed or over-the-counter options or futures on either or both of the basket stocks or other instruments linked to the respective basket stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to either or both of the basket stocks. Any of these hedging activities may adversely affect the price of the basket stocks and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes if your notes are exchanged. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in either or both of the basket stocks or instruments whose returns are linked to either or both of the basket stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the basket stocks and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes if your notes are exchanged. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked or related to changes in the value of either or both of the basket stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the value of the consideration we will deliver on your notes if your notes are exchanged.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in, and expect to engage in, in trading activities related to the basket stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the basket, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the basket stock issuers, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to either or both of the basket stock issuers. Any of these activities by any of our affiliates may affect the basket price and, therefore, the market value of your notes and the amount we will pay on your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the basket price on any given trading day, which we will use to determine the amount of cash we must pay if you notes are called or upon the stated maturity date; determining whether to postpone any day on which your notes are to be redeemed, because of a market disruption event; and determining whether and how to make anti-dilution adjustments to the weighting multiplier. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

There Is No Affiliation Between the Basket Stock Issuers and Us, and We Are Not Responsible for Any Disclosure by Any of The Basket Stock Issuers

Goldman Sachs is not affiliated with the basket stock issuers. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the basket stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the basket stock issuers contained in this prospectus supplement or in any other publicly available information about any of the basket stock issuers. You, as an investor in your notes, should make your own investigation into the basket stock issuers. See “The Basket Stocks” below for additional information about the basket stocks.

The basket stock issuers are not involved in this offering of your notes in any way and will not have any obligation of any sort with respect to your notes. Thus, the basket stock issuers will not have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

You Have Limited Anti-Dilution Protection

Goldman, Sachs & Co., as calculation agent for your notes, will adjust the corresponding weighting multiplier of each basket stock for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect a basket stock issuer’s capital structure, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments”. The weighting multiplier for each basket stock is described under “Specific Terms of Your Notes — The Basket” below. The calculation agent is not required to make an adjustment for every corporate event that may affect the basket stocks. For example, the calculation agent will not adjust the weighting multiplier for any of the basket stocks for events such as an offering of a basket stock for cash by the basket stock issuer, a tender or exchange offer for a basket stock at a premium to its then-current market price by the basket stock issuer or a tender or exchange offer for less than all outstanding basket stock by a third party. Those events or other actions by a basket stock issuer or a third party may nevertheless adversely affect the market price of a basket stock and, therefore, adversely affect the value of your notes. A basket stock issuer or a third party could make an offering or a tender or exchange offer, or a basket stock issuer could take any other action, that adversely affects the value of that basket stock and your notes but does not result in an anti-dilution adjustment for your benefit.

The Calculation Agent Can Postpone the Stated Maturity Date and any Call Date If a Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. In no event, however, will the determination date be later than the originally scheduled stated maturity date.

In addition, if the calculation agent determines that a market disruption event has occurred or is continuing on any day on which we exercise our call right and notify the holder of the date we select for redemption, we may nevertheless postpone the call date to the first trading day on which no market disruption event occurs or is continuing, although not by more than five business days.

If the determination date or the call date is postponed to the last possible day, the calculation agent will nevertheless determine the basket price based on its assessment, made in its sole discretion, of the basket price on that date.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. These rules will generally have the effect of requiring you to include an amount in income in each taxable year prior to the taxable year that includes the maturity of the notes or your sale of the notes that exceeds the stated annual interest payments on your notes in such year. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the front cover page of this prospectus supplement, the following terms will apply to your notes:

Specified Currency:

•	U.S. dollars ($)

Form of Note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance Applies as Follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	anti-dilution provisions will apply to your notes as described under “— Anti-dilution Adjustments” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

In this prospectus supplement, when we refer to the basket stocks and basket stock issuers, we mean the common stocks of Time Warner Cable Inc. and Time Warner Inc., except as noted below under “— Anti-dilution Adjustments — Reorganization Events — Distribution Property”.

Please note that the information about the settlement or trade dates, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

The Basket

The basket is a unit of measure comprised of the common stocks of Time Warner Cable Inc. and Time Warner Inc., with the two stocks having the respective weightings based on the initial basket stock price as indicated in the third column of the table below.

The weighting multiplier for each basket stock will equal the quotient of (1) the product of the initial basket price times the percentage weight of each basket stock divided by (2) the initial basket stock price. The weighting multiplier for each basket stock is subject to adjustment, both as to the amount and type of property comprising the weighting multiplier, as described under “— Anti-dilution Adjustments” below.

The basket price of the basket on any trading day will equal the sum of the products of each basket stock’s closing price on that trading day times that basket stock’s weighting multiplier. The initial basket price is $100.

Basket Stock	Weighting Multiplier	Initial Basket Stock Price	Percentage Weight
Time Warner Cable Inc.	0.5827	$42.906	25%
Time Warner Inc.	2.3868	$31.423	75%

Payment of Principal on Stated Maturity Date

Unless we exercise our right to redeem your notes as described under “— Our Call Right” below, on the stated maturity date, we will exchange each of your notes for an amount in cash equal to (i) the face amount of your notes or (ii) if the exchange value is greater than the face amount of your notes plus accrued and unpaid interest to the stated maturity date, the exchange value.

Stated Maturity Date

The stated maturity date is October 29, 2016, unless that date is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described under “—Determination Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date. In no event will the stated maturity date be postponed by more than five business days.

Determination Date

The determination date is October 24, 2016, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or such a day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed past the originally scheduled stated maturity date. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or such day is not otherwise a trading day, that day will nevertheless be the determination date.

Exchange Value

The exchange value will be an amount equal to the product of the exchange rate times the basket price on the relevant date. The exchange rate is 8.4904 for each $1,000 face amount. The calculation agent will determine the basket price as of (1) the call notice date, for purposes of our call right, and (2) the determination date, for purposes of payment of principal on the stated maturity date, in each case, subject to the occurrence of a market disruption event as described under “— Consequences of a Market Disruption Event” below.

Our Call Right

We may, upon notice, redeem your notes, in whole but not in part, at any time after October 29, 2012, at our option, for the greater of (i) cash in an amount equal to the face amount plus accrued and unpaid interest to the call date, and (ii) cash in an amount equal to the exchange value.

If we choose to exercise our call right described above, we will notify the holder of your notes and the trustee not less than 5 nor more than 15 business days before the date we select for redemption, in the manner described in the accompanying prospectus. The day we give the notice, which will be a trading day, will be the call notice date and the day we select for redemption, which we will set forth in the call notice, will be the call date, at least initially. After we give a call notice specifying the call date, we may nevertheless postpone the call date without further notice for up to five business days because of a market disruption event, as described under “— Consequences of a Market Disruption Event” below. We will not give a call notice that results in a call date later than the stated maturity date.

If we give the holder a call notice and the exchange value is not greater than the face amount of your notes plus accrued but unpaid interest to the call date, on the call date we will pay the face amount in cash, together with any accrued and unpaid interest to the call date, in the manner described under “— Manner of Payment” below.

Except as described above in this subsection, we will not be permitted to redeem your notes and the holder will not be entitled to require us to repay your notes before the stated maturity date.

Consequences of a Market Disruption Event

As described above, the calculation agent will use the basket price on a particular day — which we call a pricing date — to determine the amount of cash that would be payable on the stated maturity date or a call date. This procedure will be subject to the following two rules, however:

•

If a market disruption event occurs or is continuing on a day that would otherwise be a pricing date, then the calculation agent will instead use the basket price on the first trading day after that day on which no market disruption event occurs or is continuing. That first trading day, however, may not be later than the determination date, in the case of a payment of principal on the stated maturity date, or later than the fifth business day after the call notice date, in the case of a payment on the call date. We refer to that first trading day as a deferred pricing date and to the latest business day on which a deferred pricing date can occur as the latest possible pricing date.

•

If a market disruption event occurs or is continuing on a day that would otherwise be a pricing date and on each subsequent trading day through and including the latest possible pricing date, the calculation agent will nevertheless determine the closing price of the basket stocks and the basket price and the deferred pricing date will occur, on the latest possible pricing date. If the basket price is not available on that date, either because of a market disruption event or for any other reason, the calculation agent will determine the basket price based on its assessment, made in its sole discretion, of the value of the basket stocks on the latest possible pricing date. The calculation agent will use the basket price on the latest possible pricing date, however determined, instead of the basket price described under “— The Basket” above.

In determining the amount of cash that would be payable on a call date, the calculation agent may use the basket price on a deferred pricing date, as described in the two rules above. If that happens, the call date will be the later of the original call date and the fifth business day after the deferred pricing date. Consequently, if we exercise our call right and give the holder a call notice specifying the call date, we may nevertheless postpone the call date up to five business days after the specified date because of a market disruption event. We may do so without further notice to the holder or any other person. We will not exercise our call right, however, in a manner that would result in the call date being later than the stated maturity date.

Interest Payments

The interest will accrue on the face amount of your notes at a rate equal to 1.00% per annum and will be paid as described in the accompanying prospectus. The interest payment dates will be April 29 and October 29 of each year, commencing on April 29, 2010 and ending on the stated maturity date. The regular record date for each interest payment date will be the fifth preceding business day.

If we deliver the exchange value, upon a call or at maturity, we will not pay any interest that accrues on the exchanged portion of your notes from and after the last interest payment date to the stated maturity date or the call date, as the case may be. As described above under “— Our Call Right”, we will not be entitled to redeem your notes until after October 29, 2012.

Anti-Dilution Adjustments

The calculation agent will adjust the weighting multiplier for each basket stock as described below, but only if an event described under one of the six subsections beginning with “— Stock Splits” below occurs with respect to that basket stock and only if the relevant event occurs during the period described under the applicable subsection. The weighting multiplier for each basket stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

The adjustments described below do not cover all events that could affect a basket stock, such as an issuer tender or exchange offer for a basket stock at a premium to its market price or a tender or exchange offer made by a third party for less than all outstanding shares of a basket stock issuer. We describe the risks relating to dilution under “Additional Risk Factors Specific to Your Notes — You Have Limited Anti-dilution Protection” above.

How Adjustments Will Be Made

In this prospectus supplement, we refer to anti-dilution adjustment of a weighting multiplier. If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

•

Step One. The calculation agent will adjust the weighting multiplier. This term refers to the quantity of a basket stock or other property included in the basket for your notes. For example, if no adjustment is required, the basket will include a number of shares of each basket stock equal to the corresponding weighting multiplier.

If an adjustment is required because one of the dilution events described in the first five subsections below — these involve stock splits, reverse stock splits, stock dividends, other dividends and distributions and issuances of transferable rights and warrants — occurs, then the weighting multiplier might be, for example, doubled or halved, depending on the event.

If an adjustment is required because one of the reorganization events described under “— Reorganization Events” below — these involve events in which cash, securities or other property is distributed in respect of the basket stock — occurs, then assuming there has been no prior anti-dilution adjustment: the weighting multiplier will be the product of (1) the property distributed in the reorganization event in respect of one share of the basket stock plus one share of the basket stock if the basket stock remains outstanding, which we refer to as the distribution property, multiplied by (2) the weighting multiplier immediately prior to the adjustment.

The manner in which the calculation agent adjusts the weighting multiplier in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the six subsections that follow.

•

Step Two. Having adjusted the weighting multiplier in step one, the calculation agent will determine the closing price of the basket stock, which will be the closing price of one share of the basket stock on the determination date, or the call notice date, as applicable. If a reorganization event occurs, the closing price of the basket will be the value of the distribution property as determined by the calculation agent in the manner described under “— Reorganization Events” below. We described how the closing price will be determined under

“— Special Calculation Provisions” below.

•

Step Three. Having determined the adjusted weighting multiplier in step one and the closing price of the basket stock in step two, the calculation agent will determine the basket price by adding the products of the adjusted weighting multipliers and the closing prices of each basket stock. The calculation agent will determine the exchange value for each of your notes by multiplying the basket price by the exchange rate.

If more than one event requiring adjustment occurs with respect to a basket stock, the calculation agent will adjust the weighting multiplier for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the weighting multiplier for the first event, the calculation agent will adjust the weighting multiplier for the second event, applying the required adjustment to the weighting multiplier as already adjusted for the first event, and so on for each event. With respect to any of your notes to be exchanged on a call date or the stated maturity date, the calculation agent will make all required determinations and adjustments no later than the call notice date or determination date, as applicable.

The calculation agent will adjust the weighting multiplier for each reorganization event described under “— Reorganization Events” below. For any other dilution event described below, however, the calculation agent will not be required to adjust the weighting multiplier unless the adjustment would result in a change of at least 0.1% in the weighting multiplier that would apply without the adjustment. The weighting multiplier resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward — e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your notes, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

The following six subsections describe the dilution events for which the weighting multiplier is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the weighting multiplier — the first step in the adjustment process described above — for the relevant event.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth less as a result of a stock split.

If a basket stock is subject to a stock split, then the calculation agent will adjust the corresponding weighting multiplier to equal the sum of the prior weighting multiplier — i.e., the weighting multiplier before that adjustment — plus the product of (1) the number of additional shares issued in the stock split with respect to one share of the basket stock times (2) the prior weighting multiplier. The weighting multiplier will not be adjusted, however, unless the first day on which the basket stock trades without the right to receive the stock split occurs after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If a basket stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the weighting multiplier to equal the product of the prior weighting multiplier and the quotient of (1) the number of shares of the basket stock outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the basket stock outstanding immediately before the reverse stock split becomes effective. The weighting multiplier will not be adjusted, however, unless the reverse stock split becomes effective after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding shares of its stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

If a basket stock is subject to a stock dividend, then the calculation agent will adjust the weighting multiplier to equal the sum of the prior weighting multiplier plus the product of (1) the number of additional shares issued in the stock dividend with respect to one share of the basket stock times (2) the prior weighting multiplier. The weighting multiplier will not be adjusted, however, unless the ex-dividend date occurs after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

The ex-dividend date for any dividend or other distribution with respect to a basket stock is the first day on which the basket stock trades without the right to receive that dividend or other distribution.

Other Dividends and Distributions

A weighting multiplier will not be adjusted to reflect dividends or other distributions paid with respect to a basket stock, other than:

•	stock dividends described above,

•	issuances of transferable rights and warrants as described under “— Transferable Rights and Warrants” below,

•	distributions that are spin-off events described under “— Reorganization Events” below, and

•	extraordinary dividends described below.

A dividend or other distribution with respect to a basket stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the basket stock by an amount equal to at least 10% of the closing price of the basket stock on the trading day immediately preceding the ex-dividend date.

If an extraordinary dividend occurs with respect to a basket stock, the calculation agent will adjust the corresponding weighting multiplier to equal the product of (1) the prior weighting multiplier times (2) a fraction, the numerator of which is the closing price of one share of the basket stock on the trading day immediately preceding the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The weighting multiplier will not be adjusted, however, unless the ex-dividend date occurs after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

The extraordinary dividend amount with respect to an extraordinary dividend for a basket stock equals:

•

for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the basket stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the basket stock, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a basket stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the corresponding weighting multiplier only as described under “— Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If a basket stock issuer issues transferable rights or warrants to all holders of that basket stock to subscribe for or purchase the basket stock at an exercise price per share that is less than the basket price on the trading day immediately preceding the ex-dividend date for the issuance, then the corresponding weighting multiplier will be adjusted by multiplying the prior weighting multiplier by the following fraction:

•

the numerator will be the number of shares of the basket stock outstanding at the close of business on the day immediately preceding that ex-dividend date plus the number of additional shares of the basket stock offered for subscription or purchase under those transferable rights or warrants and

•

the denominator will be the number of shares of the basket stock outstanding at the close of business on the day immediately preceding that ex-dividend date plus the number of additional shares of the basket stock that the aggregate offering price of the total number of shares of the basket stock so offered for subscription or purchase would purchase at the closing price of the basket stock on the trading day immediately preceding that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day immediately preceding that ex-dividend date.

A weighting multiplier will not be adjusted, however, unless the ex-dividend date described above occurs after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

Reorganization Events

Each of the following is a reorganization event with respect to a basket stock:

•	the basket stock is reclassified or changed,

•

the basket stock issuer has been subject to a merger, consolidation, amalgamation, binding share exchange or other business combination and either is not the surviving entity or is the surviving entity but all the outstanding shares of the basket stock are reclassified or changed,

•

the basket stock has been subject to a takeover, tender offer, exchange offer, solicitation proposal or other event by another entity or person to purchase or otherwise obtain all of the outstanding shares of the basket stock, such that all of the outstanding shares of the basket stock (other than shares of the basket stock owned or controlled by such other entity or person) are transferred, or irrevocably committed to be transferred, to another entity or person,

•	the basket stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

•

the basket stock issuer effects a spin-off — that is, issues to all holders of the basket stock equity securities of another issuer, other than as part of an event described in the four bullet points above,

•	the basket stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

•	any other corporate or similar events that affect or could potentially affect market prices of, or shareholders’ rights in, the basket stocks or distribution property, which will be substantiated by an official characterization by either the Options Clearing Corporation with respect to options contracts on the basket stock or by the primary securities exchange on which the basket stock or listed options on the basket stock are traded, and will ultimately be determined by the calculation agent in its sole discretion.

Adjustments for Reorganization Events.

If a reorganization event occurs with respect to a basket stock, then the calculation agent will adjust the corresponding weighting multiplier so that it consists of the amount and type of property — whether it be cash, securities or other property — distributed in the reorganization event in respect of that weighting multiplier as in effect before that reorganization event. If more than one type of property is distributed, the weighting multiplier will be adjusted so that it consists of each type of property distributed in respect of the prior weighting multiplier, in a proportionate amount so that the value of each type of property comprising the new weighting multiplier as a percentage of the total value of the new weighting multiplier equals the value of that type of property as a percentage of the total value of all property distributed in the reorganization event in respect of the prior weighting multiplier. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below.

Consequently, if a reorganization event occurs, and if we are delivering the exchange value on the call date or stated maturity date, we will do so based on the closing price of each basket stock on the call notice date or determination date, as applicable, as long as each weighting multiplier consists only of basket stocks. If a reorganization event occurs and any weighting multiplier consists of property other than the corresponding basket stock, then the amount of cash we pay — in respect of that basket stock for each of your notes being exchanged — will equal the total value of that weighting multiplier, as in effect on the call notice date or determination date, as applicable, multiplied by the exchange rate. The calculation agent will determine the value of each component of the adjusted weighting multiplier in the manner described above.

For the purpose of making an adjustment required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the call notice date or determination date, as applicable. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable basket stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amount of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts a weighting multiplier to consist of the distribution property distributed in the reorganization event, as described above, the calculation agent will make any further anti-dilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new weighting multiplier. The calculation agent will do so to the same extent that it would make adjustments if the applicable basket stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the weighting multiplier, the required adjustment will be made with respect to that component, as if it alone were the weighting multiplier.

For example, if the basket stock issuer merges into another company and each share of the basket stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the corresponding weighting multiplier will be adjusted to consist of two common shares and the specified amount of cash for each share of the relevant basket stock (adjusted proportionately for any partial share) comprising the weighting multiplier before the adjustment. The calculation agent will adjust the common share component of the new weighting multiplier to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled “— Anti-dilution Adjustments” as if the common shares of the surviving company were the basket stock. In that event, the cash component will not be adjusted but will continue to be a component of the weighting multiplier.

The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex dividend date for the spin-off occurs) after the date of this prospectus supplement and on or before the call notice date or determination date, as applicable.

Distribution Property.

When we refer to distribution property, we mean the cash, securities and other property or assets distributed in a reorganization event in respect of the initial weighting multiplier for the relevant basket stock — or in respect of whatever the corresponding weighting multiplier for that stock may then be if any anti-dilution adjustment has been made in respect of a prior event. In the case of a spin-off, or any other reorganization event after which the basket stock remains outstanding, the distribution property also includes the corresponding weighting multiplier of the basket stock in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable basket stock as described above. Consequently, in this prospectus supplement, when we refer to a basket stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted weighting multiplier. Similarly, when we refer to a basket stock issuer, we mean any successor entity in a reorganization event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or on any call date will be made to an account designated by the holder of the notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent, in its sole discretion, will make all determinations regarding the basket price, the closing price for each basket stock, the weighting multiplier for each basket stock, anti-dilution adjustments, the exchange value, market disruption events, business days, trading days and the default amount. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the New York Stock Exchange (or, if different, all of the respective principal securities markets for the basket stocks) is open for trading.

Closing Price

The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or

•	if that security is not listed on any national securities exchange, on the New York Stock Exchange on that day, or

•	if that security is not quoted on the New York Stock Exchange on that day, on any other U.S. national market system that is the primary market for the trading of that security.

If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Asia, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in any of the basket stocks on its primary market, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to any of the basket stocks, if available, in the primary market for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	any of the basket stocks do not trade on what was the primary market for that basket stock, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to any basket stock.

For this purpose, an “absence of trading” in the primary securities market on which a basket stock is traded, or on which option or futures contracts relating to a basket stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a basket stock or in option or futures contracts relating to a basket stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

In this subsection about market disruption events, references to any basket stock include securities that are part of any adjusted weighting multiplier for that basket stock, as determined by the calculation agent in its sole discretion.

HYPOTHETICAL RETURNS ON YOUR NOTES

In the table below, we compare the total pretax return on owning the basket stocks (having the same relative weightings as they do in the basket) to the total pretax return on owning your notes, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the basket stocks and your notes at the end of this period, and on the assumptions set forth in the box below. In the paragraphs following the table, we explain how we have calculated these hypothetical returns.

The basket stocks have been highly volatile in the past and their performance cannot be predicted for any future period. The actual performance of the basket stocks over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the basket stocks shown below or to the hypothetical return examples shown below.

Key Terms and Assumptions

Exchange rate	8.4904

Original issue price, expressed as a percentage of the face amount	100%

Initial basket price (as determined on the trade date)	$100.00

Premium (as a percentage of the initial basket price)	17.78%

Annual basket stock dividend yield, expressed as a percentage of the weighting multipliers of the basket stocks (assumed)	1.7625%

No dilution event or other change in or affecting any of the basket stocks (assumed)

Deliver exchange value in full on the stated maturity date — i.e., no prior redemption (assumed)

No market disruption event occurs (assumed)

We calculate the total return on your notes based on an exchange rate of 8.4904 for each $1,000 of the outstanding face amount of your notes. This exchange rate was determined by dividing $1,000 by the product of the initial basket price times an amount equal to one plus a premium of 17.78%. Because the exchange rate has been determined in this manner, the basket price must increase by the determination date to an amount equal to the initial basket price times an amount equal to one plus the premium in order for the holder of the notes to receive cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This basket price is substantially higher than the initial basket price of $100.00. There is no assurance that the basket price will increase to that extent by the determination date.

The two basket stocks are traded on the New York Stock Exchange. For information about the market price of the basket stocks in recent periods, see “The Basket Stocks — Historical Trading Price Information” below.

As stated above, the following table assumes that dividends will be paid on the basket stocks at the annual basket stock dividend yield shown in the box above, from the trade date to the stated maturity date. We do not know, however, whether or to what extent the basket stock issuers will pay dividends in the future. These are matters that will be determined by the basket stock issuers and not by us. Consequently, the amount of dividends actually paid on the basket stocks by the basket stock issuers, and, therefore, the rate of return on the basket stocks during the life of the offered notes, may differ substantially from the information reflected in the table below.

        The following table is provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of your notes and of the basket stocks on the stated maturity date could have on the hypothetical rates of return on the basket and your notes, if held to the stated maturity date, compared to those on an investment in the basket stocks (having the same relative weightings as they do in the basket) for the same period, in each case as calculated in the manner described in this prospectus supplement and assuming all other variables remained constant. Any rates of return listed in this prospectus supplement will be entirely hypothetical. They will be based on market values for your notes and the basket stocks that may not be achieved on the relevant date and on assumptions that may prove to be erroneous.

Basket			Your Notes
Hypothetical Basket Price on Stated Maturity Date	Hypothetical Basket Price on Stated Maturity Date as % of Initial Basket Price on Trade Date	Hypothetical Pretax Total Return	Hypothetical Market Value on Stated Maturity Date as % of Face Amount	Hypothetical Pretax Total Return
$50.00	50%	–37.7%	100.00%	7.0%
$60.00	60%	–27.7%	100.00%	7.0%
$70.00	70%	–17.7%	100.00%	7.0%
$80.00	80%	–7.7%	100.00%	7.0%
$90.00	90%	–2.3%	100.00%	7.0%
$100.00	100%	12.3%	100.00%	7.0%
$100.00	110%	22.3%	100.00%	7.0%
$117.78	117.78%	30.1%	100.00%	7.0%
$120.00	120%	32.3%	101.88%	8.38%
$130.00	130%	42.3%	110.38%	16.88%
$140.00	140%	52.3%	118.87%	25.37%
$150.00	150%	62.3%	127.36%	33.86%
$160.00	160%	72.3%	135.85%	42.35%
$170.00	170%	82.3%	144.34%	50.84%
$180.00	180%	92.3%	152.83%	59.33%
$190.00	190%	102.3%	161.32%	67.82%
$200.00	200%	112.3%	169.81%	76.31%

The hypothetical pretax total return on the basket represents the difference between (i) the hypothetical basket price on the stated maturity date plus the dividends that would be paid at the assumed dividend yield rate during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (ii) the initial basket price. This difference is expressed as a percentage of the initial basket price.

The hypothetical pretax total return on your notes represents the difference between (i) the hypothetical basket price on the stated maturity date plus the amount of interest that would be payable on your notes during the period from the trade date to the stated maturity date, without reinvestment of that interest, and (ii) the hypothetical market value of your notes on the trade date. This difference is expressed as a percentage of the hypothetical market value on the trade date. For this purpose, we have assumed that the market value of your notes on the trade date equals the outstanding face amount but that the market value on the stated maturity date will equal the greater of the 100% of outstanding face amount of your notes and the exchange value (based on hypothetical basket price shown above) of the basket stock if the exchange value on that date exceeds the sum of the outstanding face amount plus the amount of the regular interest installment payable on your notes on that date. In that event, the holder will not be entitled to receive that final regular interest installment. Therefore, we have assumed that unless the exchange value exceeds that sum, the market value of your notes on the stated maturity date will equal the outstanding face amount.

We have also assumed that the basket price will be the same on the determination date and the stated maturity date.

The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little or no relation to the hypothetical values shown above, and those values should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the basket stocks. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Moreover, whatever the financial return on your notes might be, it may bear little relation to — and may be much less than — the financial return that you might achieve were you to invest in the basket stocks directly. Among other things, the financial return on the basket stocks could include substantial dividend payments, which you will not receive as an investor in your notes, and an investment in the basket stocks is likely to have tax consequences that are different from an investment in your notes. Please read “Additional Risk Factors Specific to Your Notes” above.

We cannot predict the market prices of the basket stocks or the market value of your notes, nor can we predict the relationship between the two. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the total return that an investor in a note would actually achieve, as well as how that return would compare to the total return that an investor in the basket stocks would actually achieve, may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of either or both of the basket stocks, and perhaps listed or over-the-counter options, futures or other instruments linked to the respective basket stocks, on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions, and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the respective basket stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in either or both of the basket stocks or other securities of either or both of the basket stock issuers,

•

may take short positions in either or both of the basket stocks or other securities of either or both of the basket stock issuers — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to the purchaser,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on either or both of the basket stocks, and/or

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to your notes and perhaps relating to other notes with returns linked to the respective basket stocks. We expect these steps to involve sales of either or both of the basket stocks on or shortly before the determination date. These steps also may involve sales and/or purchases of either or both of the basket stocks, listed or over-the-counter options or futures on either or both of the basket stocks or listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the value of the consideration that we will deliver on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in the Basket Stocks May Impair the Market Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE BASKET STOCKS

Description of Basket Stock Issuers

According to its publicly available documents, Time Warner Cable Inc. is a cable operator in the United States. Information filed with the SEC by Time Warner Cable Inc. under the Exchange Act can be located by referencing its SEC file number: 001-33335.

According to its publicly available documents, Time Warner Inc. is a media and entertainment company. Information filed with the SEC by Time Warner Inc. under the Exchange Act can be located by referencing its SEC file number: 001-15062.

Where Information About the Basket Stock Issuers Can Be Obtained

Each of the basket stocks is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC’s public reference room located at 100 F. Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by each basket stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov.

Information about each basket stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by any basket stock issuer with the SEC.

We Obtained the Information About the Basket Stock Issuers in this Prospectus Supplement from the Basket Stock Issuers’ Public Filings

This prospectus supplement relates only to your notes and does not relate to the basket stocks or other securities of the basket stock issuers. We have derived all information about the basket stock issuers in this prospectus supplement from the publicly available documents referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or any other inquiry with respect to any basket stock issuer in connection with the offering of your notes. We do not make any representation that any publicly available document or any other publicly available information about any basket stock issuer is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above, the trading price of the basket stocks and, therefore, the basket price — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning any basket stock issuer could affect the value you will receive at maturity and, therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of any basket stock.

We or any of our affiliates may currently or from time to time engage in business with the basket stock issuers, including making loans to or equity investments in the basket stock issuers or providing advisory services to the basket stock issuers, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire nonpublic information about the basket stock issuers and, in addition, one or more of our affiliates may publish research reports about the basket stock issuers. As an investor in notes, you should undertake such independent investigation of the basket stock issuers as in your judgment is appropriate to make an informed decision with respect to an investment in your notes.

Historical Trading Price Information

The two basket stocks are traded on the New York Stock Exchange, under the symbols “TWC UN” and “TWX UN”, respectively. The following tables set forth the quarterly high, low and closing prices on the New York Stock Exchange for each of the two basket stocks, in each case for the four calendar quarters in each of 2007, 2008 and 2009, through October 22, 2009. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

You should not take any such historical prices of the basket stocks as an indication of future performance. We cannot give you any assurance that the prices of the basket stocks will increase sufficiently for you to receive an amount in excess of the face amount of your notes at maturity.

TIME WARNER CABLE INC.

	High	Low	Close
2007
Quarter ended March 31	49.561	46.585	48.487
Quarter ended June 30	51.373	46.869	50.687
Quarter ended September 30	54.155	40.852	42.444
Quarter ended December 31	43.233	31.095	35.715
2008
Quarter ended March 31	36.246	30.604	32.325
Quarter ended June 30	40.788	33.696	34.266
Quarter ended September 30	38.691	30.604	31.315
Quarter ended December 31	30.849	21.558	27.757
2009
Quarter ended March 31	29.310	20.370	24.800
Quarter ended June 30	35.820	24.570	31.670
Quarter ended September 30	43.750	29.110	43.090
Quarter ending December 31 (through October 22, 2009)	43.600	40.210	42.820

TIME WARNER INC.

	High	Low	Close
2007
Quarter ended March 31	50.886	43.041	43.706
Quarter ended June 30	48.559	44.481	46.631
Quarter ended September 30	47.673	40.004	40.691
Quarter ended December 31	42.376	36.059	36.591
2008
Quarter ended March 31	37.012	30.740	31.073
Quarter ended June 30	36.613	31.405	32.801
Quarter ended September 30	37.012	28.590	29.056
Quarter ended December 31	28.945	15.669	22.296
2009
Quarter ended March 31	24.335	15.647	19.300
Quarter ended June 30	26.490	20.700	25.190
Quarter ended September 30	30.140	23.420	28.780
Quarter ending December 31 (through October 22, 2009)	32.000	29.630	32.000

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include an amount in income in each taxable year prior to the taxable year that includes the maturity of the notes or your sale of the notes that exceeds the stated annual interest payments on your notes in such year. You will not be required to separately include in income any additional amount for the coupon payments you receive on the notes.

We have determined that the comparable yield for the notes is equal to 4.6749% per annum, compounded semi-annually. The projected payment schedule consists of fourteen semi-annual payments of $5.00 and a projected amount for the contingent payment at maturity of $1,300.21 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
October 29, 2009 through December 31, 2009	$7.92	$7.92
January 1, 2010 through December 31, 2010	$47.47	$55.39
January 1, 2011 through December 31, 2011	$49.24	$104.63
January 1, 2012 through December 31, 2012	$51.10	$155.73
January 1, 2013 through December 31, 2013	$53.05	$208.78
January 1, 2014 through December 31, 2014	$55.08	$263.86
January 1, 2015 through December 31, 2015	$57.21	$321.07
January 1, 2016 through October 29, 2016	$49.14	$370.21

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You will recognize gain or loss upon the sale, exchange, redemption, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by any interest payments that have been made on the notes, and increased or decreased by the amount of any positive or negative adjustment, respectively, that (as described below) you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, redemption, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, and decreased by any interest payments that have been made on the notes. The original issue price of your notes is equal to the amount paid for the notes at the original issuance.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90 1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA, or with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $39,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefore in New York, New York on October 29, 2009, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Additional Risk Factors Specific to Your Notes	S-2
Specific Terms of Your Notes	S-7
Hypothetical Returns on Your Notes	S-19
Use of Proceeds and Hedging	S-22
The Basket Stocks	S-23
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29
Conflicts of Interest	S-29

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$5,000,000

The Goldman Sachs Group, Inc.

1.00% Exchangeable Basket-Linked Notes due October 2016

Medium-Term Notes, Series D

Goldman, Sachs & Co.